UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Enclosures:

Exhibit 99.1 – Call Notice
Exhibit 99.2 – Management Proposal
Exhibit 99.3 – Manual for the Attendance of Shareholders
Exhibit 99.4 – Protocol and Justification of the Mergers
Exhibit 99.5 – AGFA Report
Exhibit 99.6 – ASAPIR Report
Exhibit 99.7 – FACEPA Report
Exhibit 99.8 – FIBRIA Report
Exhibit 99.9 – FUTURAGENE Report
Exhibit 99.10 – ONDURMAN Report
Exhibit 99.11 – PAINEIRAS Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

3